Exhibit 4.5

THIRD AMENDMENT TO RIGHTS AGREEMENT

This Third Amendment (this “Amendment”) is made as of February 11, 2013 between Imation Corp., a Delaware corporation (the “Company”), and Wells Fargo Bank, National Association, as successor rights agent (the “Rights Agent”), to the Rights Agreement dated as of June 21, 2006, as amended, between the Company and The Bank of New York, a New York banking corporation (collectively the “Original Agreement”).

WHEREAS, the Company desires to amend the Final Expiration Date under the Original Agreement.

Accordingly, the parties hereby agree as follows:

1. Section 7(a) is amended to read as follows:

(a) Subject to Section 7(e) hereof, the registered holder of any Rights Certificate may exercise the Rights evidenced thereby (except as otherwise provided herein including, without limitation, the restrictions on exercisability set forth in Section 9(c) and Section 11(a)(iii) hereof) in whole or in part at any time after the Distribution Date upon surrender of the Rights Certificate, with the form of election to purchase and the certificate on the reverse side thereof duly completed and executed, either manually or by facsimile signature, to the Rights Agent at the principal office or offices of the Rights Agent designated for such purpose, together with payment of the aggregate Purchase Price with respect to the total number of one one-hundredths of a share (or other securities, as the case may be) as to which such surrendered Rights are exercised, at or prior to the earliest of (i) the close of business on February 11, 2013 (the “Final Expiration Date”), (ii) the time at which the Rights are redeemed as provided in Section 23 hereof (the earlier of (i) and (ii) being herein referred to as the “Expiration Date”), or (iii) the time at which such Rights are exchanged as provided in Section 24.

2. By its execution and delivery hereof, the Company states that this Amendment is in compliance with the terms of Section 27 of the Original Agreement and directs the Rights Agent to execute this Amendment.

3. All terms used in this Amendment that are defined in the Original Agreement but are not defined herein shall have the meanings ascribed to them in the Original Agreement. All references in the Original Agreement to “this Agreement,” “the Agreement,” or “hereof” and all references in this Amendment to the Agreement shall hereafter be deemed to be references to the Original Agreement as amended by this Amendment and any other amendment made in accordance with Section 27 of the Original Agreement.

4. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts made and to be performed entirely within such State; provided, however, that the rights, obligations and duties of the Rights Agent hereunder shall be governed by and construed in accordance with the laws of the State of New York.

IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed as of the date first written above.

IMATION CORP.	WELLS FARGO BANK, NATIONAL ASSOCIATION

/s/ Paul R. Zeller	/s/ Steven J. Hoffman
Its Senior Vice President and Chief Financial Officer	Its Vice President